Filed by Robbins & Myers, Inc. (File No.: 1-13651)
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: T-3 Energy Services, Inc. (File No: 0-19580)
Additional Information
In connection with the proposed merger, Robbins & Myers, Inc. (“R&M”) and T-3 Energy Services, Inc. (“T-3”) intend to file documents relating to the merger with the SEC, including a registration statement of R&M, which will include a joint proxy statement of R&M and T-3. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT R&M, T-3 AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when they are available) and other documents containing information about R&M and T-3, without charge, at the SEC’s web site at www.sec.gov. Copies of R&M’s SEC filings also may be obtained for free by directing a request to Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440, +1-(937) 458-6600. Copies of T-3’s SEC filings also may be obtained for free by directing a request to T-3 Energy Services, Inc., 7135 Ardmore, Houston, Texas 77054, +1-(713) 996-4110.
Participants in the Solicitation
R&M and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed merger. Information about these persons can be found in R&M’s Annual Report on Form 10-K for its fiscal year ended August 31, 2009, as filed with the SEC on October 26, 2009, R&M’s proxy statement relating to its 2010 Annual Meeting of Shareholders, as filed with the SEC on December 4, 2009, T-3’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 30, 2010, and T-3’s Current Report on Form 8-K filed with the SEC on June 16, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the special interests of these persons in the proposed merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed merger.
Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of T-3 as a subsidiary of R&M and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of R&M or the stockholders of T-3 to approve the merger; satisfaction of the conditions to the closing of the merger (including the receipt of regulatory approvals; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to integration of T-3’s businesses and operations; delays, costs and difficulties relating to the proposed merger; the inability to or delay in obtaining cost savings and synergies from the merger; inability to retain key personnel; changes in the demand for or price of oil and/or natural gas, which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; a significant decline in capital expenditures; the ability to realize the benefits of restructuring programs; increases in competition; changes in the availability and cost of raw materials; foreign exchange rate fluctuations as well as economic or political instability in international markets and performance in hyperinflationary environments, such as Venezuela; work stoppages related to union negotiations; customer order cancellations; the possibility of product liability lawsuits that could harm our businesses; events or circumstances which result in an impairment of, or valuation against, assets; the potential impact of U.S. and foreign legislation, government regulations, and other governmental action, including those relating to export and import of products and materials, and changes in the interpretation and application of such laws and regulations; the outcome of audit, compliance, administrative or investigatory reviews; proposed changes in U.S. tax law which could impact our future tax expense and cash flow; decline in the market value of our pension plan investment portfolios; and other important risk factors discussed more fully in R&M’s and T-3’s reports on Form 10-K for the years ended August 31, 2009 and December 31, 2009, respectively; their respective recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; their joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (SEC); and other reports filed by them from time to time with the SEC. Neither R&M nor T-3 undertakes any obligation to revise or update publicly any forward-looking statements for any reason.
On October 6, 2010, R&M hosted an analyst and investor call. A recording of the call is available on the R&M website. A transcript of the call is set forth below:
Peter Wallace — Robbins & Myers, Inc. — President and CEO
     Thank you and good afternoon and welcome to the fiscal 2010 fourth quarter and year-end financial update. I’m Peter Wallace, President and CEO of Robbins & Myers. Chris Hix, Chief Financial Officer for the Company, is joining me on the call this afternoon. Also joining us on the call today are Steve Krablin, Chairman and CEO of T-3 Energy Services, and Saeid Rahimian, President of the Robbins & Myers Fluid Management Group. The presentation today will cover fiscal 2010 performance ending August 31, highlighting performance in the recently concluded fourth quarter. We will provide commentary on the three platform business units and the primary end markets and describe some of the key initiatives for the enterprise as we begin our fiscal 2011. Following our recap of the fourth quarter and fiscal 2010 performance, we want to share some details around the acquisition announced earlier today. This is an exciting time for all of us, so let’s move into a business recap so we can allow time to discuss the key elements of the proposed transaction and then take your questions. Again, your lines will be on mute until we conclude some of our initial comments and then we’ll open the lines to take your individual questions.
As has become common practice I have to bring your attention to slide one. Slide one is our cautionary statement that highlights some of the potential risks when investing in our Company. You should understand this presentation will contain forward-looking statements. Actual events and results may differ from those described in this presentation due to significant changes in capital expenditures in our primary markets, which include chemical processing and pharmaceutical, major changes in the price of oil and gas, changes in foreign currency exchange rates, and risks associated with the proposed acquisition of T-3 and the transactions contemplated by the merger agreement, and more.
We also refer to various non-GAAP measures such as EBIT as we feel they are helpful to investors in assessing our ongoing performance. Please refer to this slide for additional information concerning forward-looking statements and investment risk.
Because of the transaction I’ll just put out a few other caveats. So in addition, Robbins & Myers and T-3 intend to file documents relating to the proposed merger with the SEC including a registration statement of Robbins & Myers which include a joint proxy statement of Robbins & Myers and T-3. Investors and security holders are urged to carefully read the registration statement and the related joint proxy statement, prospectus and any other materials regarding the proposed merger when they become available because they will contain important information about Robbins & Myers and T-3 and the proposed merger. Investors and security holders may obtain a free copy of these filings when they are available, and other documents containing information about Robbins & Myers and T-3 without charge at the SEC’s website at www.SEC.gov, or from Robbins & Myers or T-3, as indicated in slide one. Further, Robbins & Myers and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found as indicated on slide one. Additional information about the special interests of these persons and the merger will also be included in the registration statement and the joint proxy statement prospectus to be filed with the SEC in conjunction with the proposed merger.
Well, that’s a mouthful. Now that we have that behind us let’s go to slide two. We’re going to have two parts to this presentation. The first section will describe our performance in the fourth quarter, along with a summary of the full year performance and then we will transition to a discussion around the acquisition.
Slide three highlights some of the key takeaways for our recently completed fiscal year. As we predicted last year at this time, our performance ramped up from low beginning levels and steadily improved as each quarter passed. With our planning and understanding of the markets last year, we knew that we would need to manage costs and overall investment in working capital to compensate for the slow start with orders and sales. As a result, we were able to contain the operating profit flow through to 42%, in spite of a 9% reduction in sales. And as many of you know, that is something that is not easy to do as a manufacturer with fixed overhead costs. Chris Hix and the finance team work closely with the business managers to reduce working capital, contributing $38 million to our near record operating cash flow of $88 million.

And while we were driving cost reductions and managing working capital, we continued to make strategic investments in the core businesses. Our businesses recovered as the year unfolded, with our product lines serving the energy sector coming back faster than those serving the other markets. We experienced a sales increase across the business units as the year developed but we feel a full recovery in the chemical and some of the industrial markets will be some time in the future. We finished the year on a high note. All businesses had an increase in orders in the fourth quarter, both sequentially and on a year-over-year basis. This allows us to start fiscal 2011 stronger than the past year. And we are really excited to talk to you about the T-3 acquisition. As you will hear in a few minutes, this acquisition fully supports our stated strategic direction of increasing sales of critical and differentiated products and services with strong, recurring revenue through aftermarket sales and service. So we finished 2010 better than expected and we are well positioned for growth in 2011.
Turning now to slide four. You will find summary charts for sales, EBIT margin percent, earnings per share excluding special items, and cash from operating activities. We’ve just gone through one of the worst recessions in history and as a later cycle company, we felt the impact well into our fiscal 2009 and into part of 2010, especially for our businesses outside of the energy space. The good news is that we have been able to maintain respectable profitability in spite of a decrease in revenue, generating 9.2% in adjusted EBIT margin percent which is higher than in 2006 when we had substantially higher sales levels. The other key part of the story is that we’ve continued to generate strong cash from operating activities throughout the business cycle. $88 million in this most recent year.
Now if you turn over to slide five, it’s a pretty good story here. We show the order progression and backlog for the consolidated Company, the Fluid Management group, Process Solutions group, and Romaco over the last two years. This page is a good picture that supports our earlier comments about a later cycle recovery. The Fluid Management group orders rebounded first towards the end of fiscal 2009 followed by Process Solutions group and then Romaco. You should note improving orders for the consolidated Company for the last six quarters, leaving each of our platform business units with higher backlog levels as we begin this new year.
Now turning on to slide six, you will see charts that we’ve used in the past that show oil and gas commodity prices along with detail on directional, horizontal, and vertical rig count. Overall rig count has moved up substantially, beginning around June 2009. As mentioned just a minute ago, we began to experience an increase in orders during our fiscal fourth quarter in 2009 which ties to the same time frame. As we have mentioned on earlier calls, we supply a critical component used on many of the horizontal rigs and this is the rig segment that has really taken off, up well over 100% in the past year due to increased drilling in the shale fields for both oil and gas. So we benefit with a higher total rig count, but more so than some other companies because of the exposure to the horizontal drilling.
Slide seven now tells a story around our Process Solutions group business and to a lesser extent some of the industrial product lines within the Fluid Management group. US chemical utilization, which is generally a good barometer for investment, has moved up in the year but still remains at levels that do not support major investments. This is what we’ve experienced in our business as well, some smaller projects coming to life, but less assurance that we are into a full recovery for this end market. Our feeling is that the European chemical industry is in similar shape so most of the growth prospects continue to come from Asia and other developing markets.
Moving on to slide eight, we highlight some of the key takeaways for the fourth quarter. We had a nice balance across all the businesses with quarterly orders increasing year-over-year and sequentially for each business. Backlog of $175 million is the strongest we have seen in a long time and supports our expectation for improving sales in fiscal 2011. Sales have lagged the order increase but the fourth quarter sales are continuing to move upwards and were the highest recorded in the last two years. During the quarter we were able to finalize labor negotiations with both Chemineer and Dayton and the Process Solutions group operation in Rochester, New York. We were able to tackle the sensitive issue of freezing the pensions and putting in place a 401(k) plan for future benefits. Through the process, we were able to minimize disruption to our customers and secure a better cost structure for the coming years. Those of you that have listened to earlier updates realize we have been working to reduce our cost in European Process Solutions group locations. We’ve been able to negotiate a plan with the Works Council to begin reducing headcount this month, and you will note that we recorded a $2.8 million restructuring charge in the fourth quarter for some of these changes. And we had another year-end push to reduce working capital, ending the year with $149 million in cash and virtually no debt.
Turning on to slide nine, you can see the ramp up in sales, operating profit, earnings, and cash as the year progressed. So you can see the quarterly improvement on a sequential basis and we also point out the year-over-year improvement, a really nice finish to the year and with higher backlog levels we are in good shape to begin this new year.
Slide 10 highlights some of the business segment performance and does a nice job showing how and when the three different groups began the recovery. As mentioned earlier, the energy markets in Fluid Management came back first for us, driven by acceleration in the horizontal rig count and a general market recovery. Demand for our industrial markets, including wastewater, improved during the year but to a lesser extent. Large chemical projects have not rebounded in many of our markets but we did land a substantial order for mixing systems in Q4 for the Chinese market. Because of very high inflation in Venezuela and currency exchange uncertainty we booked a $1 million charge in the Fluid Management business in the fourth quarter, on top of the $1 million charge we took in the second quarter. We now believe this issue is behind us and we are closely managing our investment levels to manage our total exposure in this country. We’ve also increased our attention to product management in the group and have made some management changes to build our capabilities in this critical area. All in, Fluid Management continues to perform well with operating margins over 26.5% in the quarter.
The Process Solutions group has seen healthy end market demand in Asia yet the western markets have yet to show any real strength. We are picking up more orders that have translated into higher sales yet the average project sizes are smaller than in recent years. The labor contracts and negotiations with the Works Council in Europe will help to improve our cost position and address the difficult pricing environment in Europe. In addition, we have made further progress with our standardization program that should translate into lower cost and greater flexibility in utilizing our global capacity. The Process Solutions group ended the year with higher sales in the fourth quarter and just above breakeven on an adjusted EBIT basis. The adjustment being the restructuring charge in the quarter.
Romaco had a similar year to the prior few years, one that had sales start slow and consistently ramp up to finish with much higher sales in the fourth quarter. Sales of approximately $38.5 million contributed to EBIT of $3 million or about 7.8% of sales.
Turning on to slide 11, trying to show here the global standardization program within Process Solutions. We show a typical cutaway of a glass line reactor. In 2009, we launched a more aggressive campaign to standardize our offering in the European markets and in the Americas. As you’ll see, the reactor generally includes a drive system, a mixing or agitation system along with flanges, inlets and other components. In the past our regional businesses designed their own products, similar to each other but often different. The globalization program allows us to streamline our engineering effort, promote our best features to customers around the world, consolidate purchases and better utilize manufacturing capacity across the group. Our primary goal for Process Solutions is to create a unified global business, and we have made progress over the years, but there remains much more to be done. The project we have implemented in 2010 for the Rochester facility is a good example of the group coming together. Original equipment product is now sourced from sister plants that make the product to a more unified specification suitable to the US customer base with the original equipment production now coming from both Brazil and the UK.
Moving on to slide 12, we identify the key areas of focus for Robbins & Myers. You will hear details about the T-3 acquisition in a few minutes, but our primary objective is the successful integration of this Company. We have laid a solid foundation with Lean Thinking throughout most of the organization and now want to take this to the next level to capture savings and improve our responsiveness to improve our competitive advantage. You heard me mention that we have introduced a new product marketing program into the food management business, and we expect to use this to develop sales and marketing programs, pricing analysis and strategies, after market programs, and more. We have worked with strategy deployment tools for a couple years and will continue to refine the program to assure we are addressing the most important issues or areas of opportunity to drive our performance. In the past year we have developed some interesting new products, including higher temperature down hole pumps for the energy sector, sterile liquid processing lines at Romaco, and new gear drive assemblies for our mixture line. We now want to assure that we commercialize these in a way to maximize the return from our investment. And as you have seen, the PSG is facing a difficult competitive environment with initiatives underway that will address some of the cost issues and we will continue to focus our efforts to find more permanent solutions to improve the longer term profitability. You’ll see that we are doing a lot of things to drive profitable growth.
Slide 13 lays out some of our assumptions for this current fiscal year, along with our view as to the earnings in fiscal 2011. Our assumption is that energy markets will remain strong and that industrial markets will continue with a slower recovery. We expect chemical markets to show some rather modest improvement, with most of the expansion plans taking place in Asia. Volume growth will be the primary reason behind revenue growth with modest expectations for realized price increases throughout the year. We will ramp up throughout the year as we convert orders into shipments and we will capture savings from the recent restructuring programs. Capital spending will increase to $15 million or so to support capacity expansion in certain areas including product lines serving the energy sector. And our tax rate is expected to be in the mid 30s. With these assumptions, we are providing our first view as to guidance for fiscal 2011, with an expectation of $1.45 to $1.65 in diluted earnings per share excluding any special items. And along these lines $0.25 to $0.35 in the first quarter. Note that this guidance does not incorporate any of the T-3 results.
Moving on to slide 14, we’ve got a slide that summarizes some of the key takeaways. Our business improved as the year developed. We improved our operating capabilities as we responded to lower sales in the beginning of the year. And we continue to progress the growth agenda by adding resources and capabilities in the area of product management. And we enter fiscal 2011 with a higher level of backlog and positive momentum from the fourth quarter.
That’s a quick recap for fiscal 2010 and what we’re going to do now is shift our attention to the T-3 acquisition. So if we move over to slide 16, you’ll see the acquisition of T-3 adds to our energy systems portfolio in the Fluid Management group, a business within Robbins & Myers that has performed well throughout business cycles. You’ve heard us talk of the ideal transaction, one that would allow us to expand our offering with differentiated products and services and one that will allow us to increase our after market sales and service. T-3 fits the bill, and we will describe the strategic fit more in the next few slides. This deal is attractive for both Robbins & Myers and T-3 shareholders, and with the deal structure both sets of shareholders will continue to enjoy the upside potential with this business combination. We expect this to be accretive to shareholders in the first year of ownership. And T-3 shareholders benefit with a 17% premium to the closing price of their stock yesterday and over a 24% premium to the 10 day average. We expect to achieve synergy savings and the combined business will continue to have an unleveraged balance sheet. This is really an exciting time for shareholders of both of our companies.
Moving on to slide 17, we’ve got some of the details on the transaction that I think you picked up from the earlier press release. But basically, we’ve got a value coming to T-3 shareholders valued as of yesterday at $31.80 to be comprised of both cash as well as portions of shares of Robbins & Myers weighting to a 25/75 split cash versus equity. Following the transaction, T-3 shareholders will own 27% of the combined company, Robbins & Myers will have 73%. The transaction value is approximately $422 million. Again, we expect this to be accretive for Robbins & Myers estimating approximately $0.10 per share in the first full year of ownership. Basically that’s translating the synergy savings of $9 million that we expect to see in the first full year of ownership which would be our fiscal year 2012. We expect to see the synergy savings coming from corporate overhead and lower cost savings and it should be noted that these savings exclude some of the opportunities that may become available from a different base of business as we go forward into the markets. We expect this to close late in calendar 2010 but probably more realistically in the first part of 2011. This is all predicated upon SEC and other government agencies providing their approval, along with shareholder votes that are required of both Robbins and Myers and T-3 Energy Services. The existing Robbins & Myers management and board members will continue to lead the combined Company.
So now moving into slide 18. I’d like to turn the call now over to T-3 Energy Services CEO Steve Krablin to talk us through a little bit about his Company. Steve, over to you.

     Steve Krablin — T-3 Energy Services — CEO
     Thanks, Pete. First, let me echo Pete’s comments concerning the combination. I agree this is a good fit and strengthens each Company. T-3 developed from a regional service Company into an internationally successful OEM supplier by providing superior design, service and delivery. Each of our employees deserves credit and appreciation for what they’ve accomplished so far and we believe there’s still opportunity to grow further. Our separate strategy recognized the need to increase our international presence and to add other products and services in order to succeed. This combination helps us achieve those needs under the umbrella of a strong Company. We anticipate this combination, which combines strong brand names as well as excellent products and services, will provide better value to shareholders, employees and customers.
As to T-3, we operate with three business units — Pressure Control, representing about 75% of our revenues, Wellhead with about 20% of our revenues, and Pipeline Valve business accounting for the rest. The Pressure Control business is mainly the manufacture and repair of blowout preventers and related chokes, manifolds and other equipment. We believe we are the fourth largest provider of this type of equipment and make generally the same sizes and pressure ratings as the three larger providers. These products are sold primarily to drilling contractors and are purchased for both land and offshore applications. We serve a global market with sales generally between 60/40 one way or the other between sales to the US and to non-US locations.
Our Wellhead business is virtually all land based and historically has been only in the US. In the last few quarters we’ve been expanding our international marketing efforts and see this as a growth opportunity for our products. Our wellhead and valve products are generally sold to exploration and production companies and we’ve been making good strides, high grading our business away from being just a local repair and refurbishment Company to one supplying equipment and services to the larger independent E&P companies. We’ve had particular success in Canada and in the North American shale plays such as the Haynesville and the Marcellus. A new product within our wellhead group has good potential for even further success. This product is our frac manifold which is particularly applicable to pad drilling of horizontal wells in shale plays. These systems can sell for $5 million to $10 million depending on size. While we’ve only sold one of these systems so far, the interest from other customers has been good due to the rapid payback that’s been demonstrated in this application.
Our Pipeline Valve business sells and repairs valves used in any pipeline application, gathering lines, transmission lines, even refinery applications. While our products are similar to those sold by others, we distinguish ourselves with field service and our repair and refurbishment capabilities. Our applications are generally land based in this business and also mostly in the United States. Each of our businesses focuses on service and delivery as opposed to just product sales. This is how we believe we differentiate ourselves from the competition.
Now looking at slide 19, this depicts many of the things that I’ve just described. The bottom graph here depicting our growing installed base of new BOPs talks to our success transitioning from a repair only business to a major provider of new blowout preventer equipment. We manufactured our first T-3 BOP in 2003 after many years of being only a repair shop. As the world has seen over the last six months from news about the Gulf incident, BOPs are a critical safety component in the drilling process. Customer acceptance of a new provider of this type of equipment speaks volumes to our reputation as a service provider. We entered the market at a time when there was plenty of capacity and we didn’t really compete on price. Rather we offered service, better delivery and a willingness to solve customer problems, not just sell a product. By year-end 2010, we will have delivered over 1,000 BOPs in our relatively short history.
On slide 20, you can see that during the period 2006 through 2008 we, like most in our industry, saw a significant ramp up in business as the price of oil and gas increased dramatically. The industry and the world economies then suffered in 2009 and into 2010. For us, this meant we had to reduce our workforce and adjust our costs. In other words we had to run our businesses. The good news is we held gross margins at good levels in spite of pricing pressures and now we’re seeing an increase in our business orders, backlog, and revenues. These indicate stronger quarters throughout 2010 and what appears to be a strengthening business carrying into 2011. Certainly, new regulations emanating from the Gulf incident that require BOP certifications, repairs, and likely additional and different types of BOP equipment bode well for our business in this group as well.
With that let me turn it back to you, Pete.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     Very good. Thanks, Steve. I’ll move on to slide 21 now. As you heard from Steve, this business is very complementary to what we are doing in the energy sector. Slide 21 highlights some key points for this transaction. We have very little overlap in our product lines. We have strong brand names and are known for quality products and a responsible organization. And we create a more global organization with opportunities to leverage our increased scale to grow even faster. We share a common interest in customers, getting close to identifying new opportunities and emerging trends, and we are both very active in the after market and support areas of the business. The gross margins of both our energy segments in the mid 30s is a clear indicator of our differentiation and this allows for strong operating profit. As we’ve come to know more about the T-3 business model, we feel that our strategic direction is very much aligned.
As you can see now on slide 22, the T-3 product lines complement the Robbins & Myers Fluid Management energy products. The Pressure Control products with blowout preventers, manifolds and control systems complement our power section product line for drilling applications. We have down hole pumps, tubing ware solutions and other API general oil field products that are now complemented with the T-3 wellhead products to offer a more complete offering for the production side of the energy segment. And our Yale and SENTRY pipeline closures are now complemented with T-3 pipeline valves in the energy transmission portion of the sector.
Slide 23, you can see another way to see how the product lines come together. In the drilling and exploration segment, we will really broaden our involvement for both oil and gas drilling and will continue to take advantage of the growth in niche segments such as the horizontal activity for shale regions. Our current Robbins & Myers Fluid Management offering for drilling applications is limited to hydraulic power sections and are concentrated in the land based drilling. T-3 brings a new level of involvement in the drilling segment with BOPs, and all the controls that are associated with this critical product line. T-3 has more exposure to the offshore market and will add some balance to our current overweight position in the oil side of the market. The Wellhead Products group is a nice complement to what we now do in the completion and production side of the business. Newer T-3 products, such as the frac manifold Steve mentioned just a minute ago, deliver profitable solutions to customers as they service multiple wells from a single pad with a lower total cost. And as mentioned earlier, the pipeline valves add to our pipeline closure product line to offer a broader offering for customers in the pipeline and transmission segment.
As you’ll see now on slide 24, there’s a lot of location for both companies. There’s a need to be close to customers to support the business model and there are opportunities to leverage our respective infrastructures in various regional markets. We see this as an opportunity to increase sales and lower costs as we find ways to share and expand our international locations.
Now, on slide 25, you will see the current Robbins & Myers end market exposure, along with the current original equipment and after market sales split. The addition of T-3 increases our exposure in the oil and gas markets but this is a market we understand fairly well. One that we want to grow as we become an even stronger niche player in a defined part of the market. T-3 began as a service company and this is something we plan to leverage. We have stated that one of the goals across Robbins & Myers is doing our share in after market and services and T-3 will be able to teach us a few things in this area. We feel that our product mix will benefit from this transaction.
Going on to slide 26, it brings together some of the key points of the deal. We combined to increase our size and our portfolio, allowing us to better serve one of our targeted end markets. As the deal is structured we begin with no debt after closing the transaction. Synergies of $9 million have been identified in the near term comprised of a reduction in overhead costs, lower cost sourcing of components, and other efficiencies. There should be opportunities to grow more rapidly as we take advantage of an expanded footprint across the globe. With the transaction bringing together complementary product lines, we expect the integration to be fairly straightforward. The combined organization will have no debt and plenty of fire power to continue to execute the growth plans for the future.
So, now on to slide 27, that brings everything together. Everything that we’ve been saying in a very concise way. We’re bringing together two strong niche players that will be stronger as one Company. Each has been rewarded with high margins in large part reflecting the high value and solution capability we bring to our customers. The product lines fit. This is not a stretch and the product lines truly complement one another. We want to increase our after market sales to offer more stability to our business. We get that and more with this transaction as we can leverage our respective experience in the support of products through their entire life cycle. We expect the deal to be accretive in the near term and we will expect both sets of shareholders to benefit as the businesses come together.
So, that wraps up the presentation. We’re now ready to field some of the questions from the audience, Operator.
     QUESTION AND ANSWER

Operator
     Thank you. (Operator Instructions). Your first question comes from the line of Marshall Atkins with Raymond James. You may proceed.

     Marshall Atkins — Raymond James — Analyst
     Good morning, gentlemen. I apologize. I cover T-3 so a few of these introductory questions I probably ought to know if I’d covered you all. What percent of your business are you getting from competitors of T-3 like Cameron, NOV, et cetera?

     Saeid Rahimian — Robbins & Myers, Inc. — President of Fluid Management Group
     Marshall, good afternoon. This is Saeid Rahimian. In terms of percentage of business we’re getting from Cameron, it’s very very small, very small amount of business from Cameron. But certainly, we continue to do business with NOV and the likes of NOV in the market from our drilling system business. So in terms of the business currently with the wellhead again, a lot of that business, Robbins & Myers wellhead business, is on the low pressure which is sold through the distribution network, and certainly NOV is one of our larger distribution network in the US and Canada.

     Marshall Atkins — Raymond James — Analyst
     So, if we had to say a rough percentage, are we talking 5% or 20%?

     Chris Hix — Robbins & Myers, Inc. — CFO
     This is Chris Hix. We don’t have any customer across Robbins & Myers that accounts for 5% or more of the Company’s revenue.

     Marshall Atkins — Raymond James — Analyst
     So, fairly small then?

     Steve Krablin — T-3 Energy Services — CEO
     That would be correct, yes.

     Marshall Atkins — Raymond James — Analyst

     Okay. Was there a breakup fee in this on either side?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     There is a breakup fee. It goes two different ways. $12 million and $24 million depending on which party takes the initiative there, so $24 million for Robbins & Myers to initiate a breakup and $12 million for T-3.

     Marshall Atkins — Raymond James — Analyst
     Okay, Steve, a couple quick ones for you and I’ll turn it over. Essentially you’re making a bet here, Steve, and the shareholders of T-3 on Robbins & Myers. Walk me through your logic on why you thought T-3 ought to go this way. And did any of this have to do with the OEM push we’re seeing or likely to see from the offshore side?

     Steve Krablin — T-3 Energy Services — CEO
     Marshall, I guess from T-3’s standpoint, we’ve said over the last couple of years that it’s very difficult to be a small public company. And T-3 even though you’re a $300 million plus market cap that’s still pretty small in today’s times. We knew we needed to grow the company or to do something else with it. There have been a number of possibilities considered over the last few years with T-3. We have had several discussions with Robbins & Myers and determined that that was a great strategic fit. The combination of cash and stock, the stock piece allowing our stockholders to continue with a well managed company that we believe has great products that fit with ours. So all of that went into the determination that this was a excellent fit, that had a lot of value for our stockholders, more than we could do on our own.

     Marshall Atkins — Raymond James — Analyst
     And were you concerned at all about the OEM push that may or may not come going forward?

     Steve Krablin — T-3 Energy Services — CEO
     No. I still think that we are a net winner based on everything that is coming out of that.

     Marshall Atkins — Raymond James — Analyst
     Great. Thank you all.

Operator
     Your next question comes from the line of Jeff Hammond with KeyBanc Capital. You may proceed.

     Jeff Hammond — Keybanc Capital Markets — Analyst
     Hi, good afternoon guys. A few questions on the deal, just can you walk through the rationale for the stock cash mix? Just given how strong your balance sheet is and all of the cash, why not more? And given just debt is so cheap why not more of a cash component?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     It was certainly considered by both parties and I’d say the end result is really the desire on the T-3 shareholders and Board of Directors to go ahead and continue to benefit from some of the upside as we go forward, hence the good portion of the equity piece. The other consideration that went into the decision process was to make sure we had enough fire power to provide ample opportunity to continue to grow beyond this acquisition.

     Jeff Hammond — Keybanc Capital Markets — Analyst
     Okay. And then just on the synergies, it sounds like really all you’re counting on is taking out public company costs and some redundant corporate and purchasing synergies. Where might you be able to extract additional synergies as you dig a little bit deeper or where do you think the bigger opportunities are on the sales synergy side?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     A lot of those things people would intuitively think that when you see all of the dots on the map that there may be opportunities to leverage up some of our respective areas that we operate across the globe, and that might be one of the bigger areas of opportunity. Another one will ideally be on the revenue side where we take a look at bringing groups together and leveraging some of our capabilities in international markets and being able to take a broader basket of goods into our customer base. Those would be probably the most logical ones. I’d say it’s early days with all of this. As we all know with acquisitions, you get in and you’ll learn a lot more as you get in, you understand the companies a little bit better. But everything that we’ve seen it seems to have a pretty good model and something that matches up well with what we’re strategically trying to accomplish here.

     Jeff Hammond — Keybanc Capital Markets — Analyst
     And then just with the oil spill and BOP is going to be front and center, maybe Steve or you guys can give your view on how that impacts that business on a short-term basis, how you think about the opportunities longer term.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     It’s certainly a key issue, and we gave it a lot of thought and went through a fair amount of questioning ourselves as we went through the due diligence process. We come away convinced that BOPs are a critical element. Some of the newer regulations or more recent regulations coming out would support continued use of BOPs, more use of BOPs, more redundancies in place to provide more safety to customers as we go forward. But with that as a preamble let me turn it over to Steve that will have some more specifics here.

     Steve Krablin — T-3 Energy Services — CEO
     Certainly, the Gulf incident caused a lot of paralysis in the industry for 60, 90 days. The customers, the vendors, us being a vendor to them, didn’t really know how to respond to regulations that weren’t formulated. And from that standpoint they are still just being formulated. While the recent publications have made rules, have suggested rules be real rules, I don’t think we’re through with that part either yet. I think there will be additional requirements for additional cavities on subsea BOPs as well as on circuit BOPs, anything that’s offshore for sure, whether that will extend onto land we’ll still determine. Certainly, the repair and the certification side of the BOP business will increase and that’s a real opportunity for a company like T-3 because we have engineering design packages for not only our own BOPs but for many of the competitors’ BOPs as well because that’s how we started, was as a repair business. So all of this, it was a serious tragedy that occurred but from our standpoint, it’s likely to result in net revenue gains, certainly as we get into 2011 and beyond.

     Jeff Hammond — Keybanc Capital Markets — Analyst
     Okay, thanks guys. I’ll get back in queue.

Operator
     Your next question comes from the line of Brian Ulmer with Global Hunter. Please proceed.

     Brian Ulmer — Global Hunter — Analyst
     Good afternoon. I had a couple of questions. Number one, I’m just trying to understand what kind of manufacturing synergies you’re looking at and what happens with the T-3 manufacturing facilities in Houston, as well as the engineering offices. And secondarily to that is how those manufacturing shops that are below your margin levels, if you think you can enhance those so they start to achieve the RVN margin levels.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     Let me just first start by saying that the T-3 businesses have got a very solid brand name and things of that sort. We continue to operate with T-3 brands and many of the facilities carrying on as they are. Our intent is to go ahead and fold this in within our Fluid Management group and combine some of the activities with our energy businesses. In doing so we would expect to be able to leverage some of the engineering strengths and things of that sort as we go forward. As to particular manufacturing changes, we’re not anticipating anything out of the gates. I’d say the biggest opportunity will be really coming in and putting in some of the practices that we’ve adapted over the last few years. A lot of these things would be along the lines of lean enterprise management, putting in some other types of tools there to streamline the operations, and eliminate some of the redundancies and some of the extra costs that might be currently in some of those facilities. Sites, taking a look at some of the initial look at some of the operations. We’ve taken a look at some of the footprint. Again it’s early days as we get into our whole thought process here, but I’ll turn it over to Saeid just for some additional follow-up comments.

     Saeid Rahimian — Robbins & Myers, Inc. — President of Fluid Management Group
     That’s correct, Pete. We’ve had an opportunity to visit a few of the other key sites at T-3 and from the manufacturing process it’s very different and what we do with the core business of Fluid Management group. So as again Pete mentioned, most of the opportunities is going to come from best practices and sharing what we do and what we think in terms of lean practices and some continuous improvement. But other than that I think T-3 has got some very solid facilities and they are very good in what they do.

     Brian Ulmer — Global Hunter — Analyst
     Okay. And on a follow-up on that, do you still have the option at T-3 to purchase that land on the south side? Whatever happened with that? That could be a way to pay for most of the synergies with the improvement of your land value in South Houston.

     Steve Krablin — T-3 Energy Services — CEO
     Brian, nothing has changed there from the last. We have won all of the processes. We are in litigation on that, but we have won everything so far, but it hasn’t gone through all final appeals yet but we’re still confident of our position there.

     Brian Ulmer — Global Hunter — Analyst
     Okay, good deal. Thanks, Steve. Great 18 months with you.

     Saeid Rahimian — Robbins & Myers, Inc. — President of Fluid Management Group
     Your next question comes from the line of Wendy Caplan with SunTrust. Please proceed.

     Wendy Caplan — Suntrust Robinson Humphrey — Analyst
     Thank you. Good afternoon. Can you talk about your combined competitive position? I think I heard you say that T-3 was number four in the market in terms of position. Obviously, this gives you some scale. Can you talk about that, what this acquisition does for you in that regard?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO

     As far as the individual product lines, Wendy, it really doesn’t do much as far as changing our collective market share. The reality is that we have very little product overlap. The products that we have would be more complementary in nature. Steve had mentioned some of these things with the new frac manifolds that would be in some of the production side of the business. We’ve got other products that are in the production side but generally we would be involved in more of the oil side, lower pressure pump in Fluid Management control products versus the higher pressure products that are provided by the T-3 group. So I really don’t see much of a change coming out where you’re going to take a product line and go from number four to number two or anything like that. I think the real opportunity will be as we get in and we start to ramp up and leverage some of the engineering, purchasing and other management skills across the group to go ahead and just bring best practices in and slowly inch our way up and become a much better, more viable competitor as we go forward. I’d say one of the real key strengths, and I don’t know if it came through in some of the prepared comments earlier, but what we found with T-3 is they really do get close to the customers.
So, they may not be the biggest but they are really close, up front and intimate with their customer base. And I think over time, many of the people that followed us found that’s really the key to our success in our energy portion of the business. So, we can do quite well amongst a number of other competitors that are much larger than us, just because of being a little bit more fleet, a little quicker, a little bit more responsive and attentive to their changing needs. So, I think that’s where the big opportunity will come on a growth side.

     Wendy Caplan — Suntrust Robinson Humphrey — Analyst
     Okay. And strategically, Robbins & Myers will now be more than half energy related. I know historically, before your time, Pete, there have been concerns about balancing the energy and the industrial sides of the business. Can you talk about that from a strategic perspective whether going forward you’re looking to balance the other way again or what this means for the Company overall.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     It’s a good question. In fact we just finished up a board meeting the last two days and we generally get into strategy and what’s the overall portfolio and where we want to take the business. You’re right. Over time the Company has made a decision that we did not want to be over-weighted in any one end market segment. I’d say some of that has shifted over time. As you’ve seen with the performance we’ve had through our Fluid Management business driven in large part by the energy sector, we’ve had great performance year in, year out, even through the business cycle. And no doubt you have cycles in these end markets like energy, but we’ve become more comfortable with that. We understand the space that we operate. We think that we know it pretty well and we’ve got good management and we think we are more comfortable taking a larger position in that.
Having said that we don’t think this is the end all for Robbins & Myers. We do have some additional fire power. We would like to do some things. From my perspective I’d like to continue to grow out the energy sector. I’d like to create that into $1 billion niche segment, if you will, still a small player amongst giants in the industry. But at the same time I’d like to find ways to grow out some of the other industrial sectors and find those key areas that are serving key infrastructure needs and continue to ramp up some of our opportunities. So at our size we’ve been a little bit opportunistic. This opportunity came across, it’s a great fit for us. It fits so many of the things we’re looking for in our acquisitions that we felt it was imperative to make the move here and we’ll start to rollout the rest of our strategic initiatives later on.

     Wendy Caplan — Suntrust Robinson Humphrey — Analyst
     Okay, thank you. And one last question, if I might be so mundane and ask a question about the quarter. Chris, could you talk about the working capital progress and what we should expect in a stronger environment going forward in 2011?

     Chris Hix — Robbins & Myers, Inc. — CFO
     Sure, Wendy. About a year ago, we had developed an initiative within the business to really focus on improving the quality of our accounts receivable, reaching in and pulling in a lot of the older receivables, getting those collected and getting those fish in the boat, so to speak. And we had a really big push this year and I want to compliment the people in the field doing a tremendous job working side by side with customer facing folks and internal finance folks and really making tremendous progress there, getting our DSO down below 60 days and just fabulous performance. Some of the best we’ve seen in years. Having said that, there’s still opportunities in working capital as we roll forward. But to your point, we expect the business to be growing next year so even with consistent working capital velocity performance, you’d expect to see working capital not contribute to cash flow in the same magnitude that we had in 2010. So it was great performance in ‘10 and we’ll keep our eye on the ball for ‘11, as well.

     Wendy Caplan — Suntrust Robinson Humphrey — Analyst
     Thanks a lot.

Operator
     Your next question comes from the line of Michael Worley with Janney Montgomery Scott. Please proceed.

     Michael Worley — Janney Montgomery Scott — Analyst
     Good afternoon guys. I just had a question about keeping the dry powder on the balance sheet for future growth. Is this future growth more on the internal organic side or is it more on the M&A that you’d like to keep that on the balance sheet?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     For the most part, M&A. I think with our ongoing cash flow generation we can fund a lot of our internal growth needs.

     Michael Worley — Janney Montgomery Scott — Analyst
     And how would you explain how much management capacity you have to take on more M&A, not necessarily in the next three to six months but in the next one to two years? How do you see that playing out?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     I think we’re developing our capacity. Over the last few years we’ve brought in some very good talent, talent quite honestly that I think is capable of running a company much larger than we are today as Robbins & Myers. And as we continue to bring the talent in we have to give them opportunities and I think the growth will present good opportunities to continue to attract good talent and let us continue on with the growth phase. So I think it all fits with the long term strategy that we have.

     Michael Worley — Janney Montgomery Scott — Analyst
     And then last of all, just wondering, because there isn’t a whole lot of overlap between the two companies, how much management are you keeping on from T-3?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     I’d say you bring up a good point. There should be very little overlap and therefore very few redundancies. Obviously you’ll have some back office or some corporate public company cost reductions that will be the majority of the synergy that’s been identified, but beyond that, we really don’t see ourselves coming in and doing a lot of consolidation and things of that sort. The plants are different. We have service shops versus many of our manufacturing facilities. We might be close in proximity but it doesn’t mean that we necessarily want to close facilities. What we want to do is be a little bit smarter with some of our IT and some of our controlled processes throughout the organization. But for the most part we see these as really separate businesses that are more complementary in the way that we take our products to market.

     Michael Worley — Janney Montgomery Scott — Analyst
     Thanks a lot guys.

Operator
     Your next question comes from the line of Charlie Brady with BMO Capital Markets. Please proceed.

     Charlie Brady — BMO Capital Markets — Analyst
     Thanks. Afternoon. Pete and Chris, can you just tell me how to understand the mathematics of your $0.10 accretion number in the slide deck, to the extent that you can get into that granularity? It seems to me on the surface that to get something like that, you’ve got to make a substantial hair cut to an assumed operating margin on T-3 and they’re doing almost 10.5% operating margin in their last quarter. Am I missing something in here?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     There’s a lot of moving parts, as you can suspect, in going through these analysis, and there’s obviously the synergies piece that we’ve had some discussion around. There’s the growth that’s emerging in the T-3 business. You’ve got these amortization of intangible costs that layer on top of that, and on and on.

     Charlie Brady — BMO Capital Markets — Analyst
     That $0.10 does not include any of the costs from restructuring, from the Company, from the deal, right? It’s exclusive of any kind of accounting and deal costs?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     It certainly does include the ongoing amortization costs that you’d expect to see in this. It would exclude all of the deal related costs and sometimes you get a one-time adjustment for inventory, so that would be something else you’d take a look at. But for that ongoing amortization cost, it is baked in.

     Charlie Brady — BMO Capital Markets — Analyst
     Okay. Can you tell us what that assumption is?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     I think we want to be careful. Like I said, there’s a lot of moving parts there. In general, I think we would say we’ve got T-3’s growth in there. They’ve got good incremental margins on that. We’ve got the purchase accounting stuff baked in there, and the synergies. We feel very confident with the first full year of ownership we can get $0.10 of accretion or so.

     Charlie Brady — BMO Capital Markets — Analyst
     Okay. And then just a question for the T-3 folks. On the regulations, the recent regulations that have come out, and pardon my ignorance on the sector, but you guys have talked about the amount of time required to overhaul a BOP in places like Canada and Saudi being about three years and no such regulations in the US. Do these new regulations that have come out address that so that you might get those figures closer to where they are outside the US?

     Steve Krablin — T-3 Energy Services — CEO

     To this point, there’s been recommendations in the offshore regulations that would say that a BOP should be broken down completely and totally refurbished to bring it back basically to new standards every five years. That has been made as not a recommendation but a requirement. I’m not sure that that’s the end of that though. There’s still part of that announcement that came out at the end of September was the statements that there’s going to be additional regulations, there’s going to be some public hearings on additional regulations. But I think it’s clear at this point that it is at least as often as five years and that has not been applied to land yet, such as in Canada where it’s every three years. So the five years in my mind now is a worst case scenario as opposed to best case, and that still may change.

     Charlie Brady — BMO Capital Markets — Analyst
     Great. Thanks. I’ll hop back in the queue.

Operator
     Your next question comes from the line of Judy Delgado with Alpine Associates. Please proceed.

     Judy Delgado — Alpine Associates — Analyst
     Yes, good afternoon gentlemen. Can you discuss or touch a little bit on how the deal came about, maybe the process that led you to the valuation that we see today?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     I’d say the process is basically we’ve been talking to T-3 for a number of years. Initial contacts went back over five years or so, back when First Reserve held the assets. So we’ve known the company and we’ve followed and tracked them and we’ve kept in contact. Steve Krablin and I came in contact late last year and took up the conversations a little bit more seriously and continued to push forward to come up and end up where we are. We obviously took a good hard look at the valuations to make sure we’re doing something smart for our shareholders. It’s always difficult when you’ve got a couple of moving parts with two different sets of shareholders and trying to make something come together that’s right for everybody, but basically it happened and this is how it came about.

     Judy Delgado — Alpine Associates — Analyst
     Okay. And just to touch base on something you mentioned earlier in the call about the termination fees. It appears there are two separate termination fees. Could you touch on that a little bit?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     I’m going to have to pull out and see what we’ve got in here.

     Judy Delgado — Alpine Associates — Analyst
     I believe for one side, it’s $12 million.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     Yes, what we have there is just basically factoring and rationing some things. We’ve tried to consider and factor in the different sides of the market caps of the companies coming together. Not an exact science but that’s how we came up with two different numbers.

     Judy Delgado — Alpine Associates — Analyst

     And under what circumstances would Robbins & Myers have to use that termination fee?

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     You’ll find a lot of the details. We’re actually going to post the merger agreement soon after this call and I think rather than getting into all of the details anybody on the call can go ahead and dig into that. It will be filed with the SEC on an 8-K and I think that will be the easiest way to address that.

     Judy Delgado — Alpine Associates — Analyst
     Okay, thank you. Most of our questions have been answered and we’ll hop back in the queue.

Operator
     Ladies and gentlemen, that’s all the time we have for questions today. I would like to turn the call over to Mr. Peter Wallace for any closing remarks.

     Peter Wallace — Robbins & Myers, Inc. — President and CEO
     Thank you, and we appreciate everybody on the call and we appreciate all your interest for the questions. And we look forward to updating you as to the progress as we work through the various government regulations and approvals. So thanks much. Goodbye.

Operator
     Thank you for joining today’s conference. That concludes the presentation. You may now disconnect and have a great day.